SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on September 28, 2010

1. Date, Time and Location: On September 28, 2010, at 5:00 pm, by conference call, as expressly authorized by Article 20, Section 2, of the bylaws of the Company.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: It was resolved, unanimously, by all present members of the Board of Directors and without any restrictions:

4.1. Re-ratify the terms of the 8th issuance of common, non-convertible into shares, unsecured debentures by the Company, for public distribution, under an underwriting guarantee, in an amount of up to three hundred million Reais (R$300,000,000.00) (“Debentures” and “Offering”, respectively), as approved at the Meeting of the Board of Directors of the Company held on September 17, 2010 (“MBD”) and provided for in the deed of issuance to be entered into by and between the Company and the trustee (“Deed of Issuance”) and the underwriting agreement to be entered into by and among the Company, Banco Santander (Brazil) S.A. and Banco Bradesco BBI S.A. (“Underwriting Agreement” and “Underwriters”, respectively), as described below.

4.2. The following terms are hereby expressly rectified:

4.2.1. The item 4.2.3 of the Minutes of the MBD, in order to expressly provide that: (i) the amount of Debentures to be placed under the Offering may be increased at the sole discretion of the Company, up to twenty percent (20%) of the amount of Debentures originally offered, in accordance with Article 14, Section 2 of Instruction No. 400 dated as of December 29, 2003, from the Brazilian Securities Commission (Comissão de Valores Mobiliários (“CVM”)), as amended from time to time (“Instruction 400”); and (ii) that the Company may grant to the Underwriters and over-allotment option to place Debentures representing up to fifteen percent (15%) of the amount of Debentures originally offered, in accordance with the Underwriting Agreement and Article 24 of Instruction 400. Therefore, this item 4.2.3 is now stated as follows:

            “4.2.3. Number of Debentures and Series Number. Up to three hundred thousand (300,000) Debentures shall be issued, under up to two series. The amount of Debentures to be distributed under the series shall be defined through a bookbuilding process to be conducted by the Underwriters in accordance with Article 44 of Instruction 400 (“Bookbuilding Process”). The amount of Debentures to be placed under the Offering may be increased at the sole discretion of the Company, up to twenty percent (20%) of the amount of Debentures originally offered, excluding any Debentures of the Over-Allotment Option (as defined below) (“Additional Debentures”). Additionally, the Issuer may grant to the Underwriters an over-allotment option to place Debentures representing up to fifteen percent (15%) of the amount of Debentures originally offered, excluding any Additional Debentures (“Supplementary Lot of Debentures”).”

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4.2.2. The item 4.2.7 of the Minutes of the MBD, in order to change the pattern of disclosure of the minimum rating for the Debentures, from “A3.br” to “A-”. Therefore, this item 4.2.7 is now stated as follows:

            “4.2.7. Risk Rating. The Debentures shall be rated at least “A-” by Moody's or equivalent risk rating by another rating agency.”

4.2.3. The item 4.2.9 of the Minutes of the MBD, to change information related to the calculation of the Remuneration of the Debentures. Therefore, this item 4.2.9 is now stated as follows:

“4.2.9. Remuneration of the Debentures: The Debentures of the First Series shall be entitled to a remuneration equal to the accrued fluctuation of the daily average rates of overnight Interbank Deposits, over extra group, expressed as the annual percentage, based on a period of two hundred and fifty two (252) business days, calculated and published by CETIP, calculated on a exponential, accrued form, on a pro rata temporis basis for business days elapsed, exponentially increased by a spread of up to 1.95%, based on a period of two hundred and fifty two (252) business days per year (“Remuneration of the First Series”). The Debentures of the Second Series shall be entitled to a remuneration equal to the accrued fixed rate equivalent to 195 bps, exponentially increased by the annual rate disclosed by ANBIMA two (2) business days before the date of the Bookbuilding Process, for the National Treasury Notes, series B (NTN-B), maturing on May 15, 2015, based on a period of two hundred and fifty two (252) business days (“Remuneration of the Second Series” and, together with the Remuneration of the First Series, “Remuneration”).

  The conditions outlined herein are the maximum rates allowed for Remuneration. The final Remuneration, which shall be defined by the Bookbuilding Process as provided in the Deed of Issuance, may however, be negotiated by the Board of Officers.”

4.2.4. The item 4.2.14 of the Minutes of the MBD, in order to change the grace period for the early redemption of the Debentures, which shall be twenty four (24) months as from the Issuance Date, for the Debentures of the First Series, and thirty six (36) months as from the Issuance Date for the Debentures of the Second Series. Therefore, this item 4.2.14 is now stated as follows:

            “4.2.14. Early Redemption. The Company may, at any time after the twenty-fourth (24th) month as from the Issuance Date, in relation to the Debentures of the First Series, or the thirty-sixth (36th) month as from the Issuance Date, in relation to the Debentures of the Second Series, carry out an early redemption, in full or in part, of the outstanding Debentures of the First Series and/or Debentures of the Second Series upon publication of the “Notice to the Holders of Debentures” (“Early Redemption”). The Early Redemption in full or in part shall take place through the payment of: (a) the balance of the Par Value of Debentures redeemed; (b) the Remuneration of the respective series, calculated on a pro rata temporis basis as from the Issuance Date or the date of payment of the Remuneration of the respective series immediately preceding, as the case may be, until the date of actual payment; and (c) bonus payment calculated pursuant to the terms of the Deed of Issuance, as negotiated by the Board of Officers.

The subject Debentures subject to Early Redemption shall be canceled by the Company.”

4.2.5. The item 4.2.16 of the Minutes of the MBD, in order to change the events of early termination set forth in the sub-items “b”, “f” and “l”, to reflect the terms agreed upon the Deed of Issuance. Therefore, the sub-items “b”, “f” and “l” of this item 4.2.16 is now stated as follows:

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            “(b) occurrence of modification in the direct or indirect share control of the Company and/or any of its relevant controlled entities, according to the provisions of Article 116 of Law No. 6,404, which may result a decrease in the risk rating bellow “A-” or equivalent rating of the Company;”;

            “(f) protest of bills against the Company and/or against any of its relevant controlled entities, whose individual or aggregate amount exceeds the maximum amount to be defined in the Deed of Issuance, except if the protest is suspended or canceled in the maximum term to be defined in the Deed of Issuance;”; and

            “(l) assignment, by the Company, of any obligation related to the Debentures, except if previously approved by two thirds (2/3) of the holders of Debentures in a General Meeting of Holders of the Debentures especially called for this purpose.”

4.3. All terms of the Offering not rectified by means of this meeting of the Board of Directors are hereby expressly ratified.

4.4. Additionally, the Board of Directors approved the possibility of mandatory early redemption of the Debentures, as follows:

            4.4.1. Mandatory Early Redemption. Without prejudice to the Issuer option to early redeem the Debentures at its sole discretion, the Debentures may be mandatorily and early redeemed if: (i) there is no agreement between the Issuer and the holders of the Debentures regarding the new remuneration of the Debentures ; or (ii) there is no agreement regarding the new index for monetary adjustment related to the Second Series, as provided for in the Deed of Issuance.

            4.4.2. In the event of mandatory early redemption, the bonus for Early Redemption, calculated in accordance with the Deed of Issuance as negotiated by the Board of Officers, shall not be due to the holders of the Debentures.

4.5. Terms sin capitalized initials provided herein and not expressly defined shall have the same meaning as defined in the Minutes of the MBD.

5. Closure: With no further matters to be discussed, these minutes were read, approved and signed by those in attendance. Signatures: Chairman: Gary Robert Garrabrant. Directors: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Hubber, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, September 28, 2010.

Fabiana Utrabo Rodrigues

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer